July 29, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bruush Oral Care Inc.
Registration Statement on Form F-1
File No. 333-265969
Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 5:15 p.m., Eastern Time, on July 29, 2022, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Griffin Cassagne
Griffin Cassagne
Executive Vice President